Exhibit 99.3

Please print appointee name RESOLUTIONS – MANAGEMENT VOTING RECOMMENDATIONS ARE INDICATED BY TEXT ABOVE THE BOXES - SEE VOTING GUIDELINES ON REVERSE - HIGHLIGHTED AcuityAds Holdings Inc. (the “Corporation”) FORM OF PROXY (“PROXY”) Annual and Special Meeting June 14, 2023 at 11:00 a.m. (Eastern Time) Virtual Only: https://virtual - meetings.tsxtrust.com/1508 (the “Meeting”) May 12, 2023 RECORD DATE: CONTROL NUMBER: SEQUENCE #: June 12, 2023 at 11:00 a.m. (Eastern Time) FILING DEADLINE FOR PROXY: VOTING METHOD Go to www.voteproxyonline.com and enter the 12 digit control number above INTERNET 416 - 595 - 9593 FACSIMILE TSX Trust Company 301 - 100 Adelaide Street West Toronto, Ontario, M5H 4H1 MAIL The undersigned hereby appoints Tal Hayek, Chief Executive Officer of the Corporation, whom failing Elliot Muchnik, Chief Financial Officer of the Corporation (the “Management Nominees”), or instead of any of them, the following Appointee as proxyholder on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the Meeting and at any adjournment(s) or postponement(s) thereof, to the same extent and with the same power as if the undersigned were personally present at the said Meeting or such adjournment(s) or postponement(s) thereof in accordance with voting instructions, if any, provided below . AGAINST authorizing the Directors to fix their remuneration. "AcuityAds Holdings Inc." to "illumin Holdings Inc.", as more fully described in the accompanying management information circular. entitlements under the Omnibus Incentive Plan, as more fully described in the accompanying management information circular. WITHHOLD AGAINST AGAINST This proxy revokes and supersedes all earlier dated proxies and MUST BE SIGNED Signature of registered owner(s) Date (MM/DD/YYYY) PLEASE PRINT NAME FOR 1. Election of Directors Tal Hayek a) Sheldon Pollack b) Roger Dent c) Igal Mayer d) Yishay Waxman e) Michele Tobin f) Paul Khawaja g) FOR 2. Appointment of Auditor Appointment of PricewaterhouseCoopers LLP, Chartered Professional Accountants as Auditor of the Corporation for the ensuing year and FOR 3. Approval of the Name Change Resolution To consider and, if deemed advisable, to pass, with or without variation, a special resolution to approve the Corporation to change its name from FOR 4.Approval of Unallocated Awards, Rights and Other Entitlements under the Omnibus Incentive Plan To consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution to approve the unallocated awards, rights and other

Proxy Voting – Guidelines and Conditions 1. THIS PROXY IS SOLICITED BY MANAGEMENT OF THE CORPORATION . 2. THIS PROXY SHOULD BE READ IN CONJUNCTION WITH THE MEETING MATERIALS PRIOR TO VOTING . 3. If you appoint the Management Nominees to vote your securities, they will vote in accordance with your instructions or, if no instructions are given, in accordance with the Management Voting Recommendations highlighted for each Resolution on the reverse .. If you appoint someone else to vote your securities, they will also vote in accordance with your instructions or, if no instructions are given, as they in their discretion choose . 4. This proxy confers discretionary authority on the person named to vote in his or her discretion with respect to amendments or variations to the matters identified in the Notice of the Meeting accompanying the proxy or such other matters which may properly come before the Meeting or any adjournment or postponement thereof . 5. Each security holder has the right to appoint a person other than the Management Nominees specified herein to represent them at the Meeting or any adjournment or postponement thereof . Such right may be exercised by inserting in the space labeled “ Please print appointee name ”, the name of the person to be appointed, who need not be a security holder of the Corporation . 6. To be valid, this proxy must be signed . Please date the proxy .. If the proxy is not dated, it is deemed to bear the date of its mailing to the security holders of the Corporation . 7. To be valid, this proxy must be filed using one of the Voting Methods and must be received by TSX Trust Company before the Filing Deadline for Proxies , noted on the reverse or in the case of any adjournment or postponement of the Meeting not less than 48 hours (Saturdays, Sundays and holidays excepted) before the time of the adjourned or postponed meeting . Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy . 8. If the security holder is a corporation, the proxy must be executed by an officer or attorney thereof duly authorized, and the security holder may be required to provide documentation evidencing the signatory’s power to sign the proxy . 9. Guidelines for proper execution of the proxy are available at www . stac . ca . Please refer to the Proxy Protocol . Investor inSite TSX Trust Company offers at no cost to security holders, the convenience of secure 24 - hour access to all data relating to their account including summary of holdings, transaction history, and links to valuable security holder forms and Frequently Asked Questions . To register, please visit https://www.tsxtrust.com/t/investor - hub/forms/investor - insite - registration Click on, “ Register ” and complete the registration form. Call us toll free at 1 - 866 - 600 - 5869 with any questions. www.tsxtrust.com VANCOUVER CALGARY TORONTO MONTRÉAL 042623_v1 Request for Financial Statements In accordance with securities regulations, security holders may elect to receive Annual Financial Statements, Interim Financial Statements and MD&As. Instead of receiving the financial statements by mail, you may choose to view these documents on SEDAR at www.sedar.com .. I am currently a security holder of the Corporation and as such request the following: If you are casting your vote online and wish to receive financial statements, please complete the online request for financial statements following your voting instructions . If the cut - off time has passed, please fax this side to 416 - 595 - 9593 AcuityAds Holdings Inc. 2023 Annual Financial Statements with MD&A (Mark this box to NOT receive Annual Financial Statements and related MD&A)  Interim Financial Statements with MD&A (Mark this box to receive Interim Financial Statements and related MD&A) 